OUTLOOK FUNDS TRUST
Three Canal Plaza, Suite 600
Portland, Maine 04101
(207) 347-2000

March  28, 2014

VIA EDGAR

Office of Registration and Reports
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  Outlook Funds Trust File Numbers 333-192063 and 811-22909 (the "Trust")

To the Staff of the Commission:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (“1940 Act”), enclosed for filing on behalf of the Trust please find:  a copy of the Trust’s Investment Company Blanket Bond No. 82341560 (the “Fidelity Bond”) issued by Federal Insurance Company in the amount of $300,000; and (ii) an officer’s certificate certifying the resolutions approved by the Board of Trustees on January 9, 2014, approving the type, form, coverage and amount of the Fidelity Bond.

The Trust paid a premium of $1,000 for the amount of the Fidelity Bond for the period from January 24, 2014, through January 24, 2015.

Respectfully submitted,

/s/David Faherty
David Faherty
Vice President and Secretary of the Trust